SUPPLEMENT NO. 2

                                       TO

                          PROSPECTUS DATED MAY 11, 1998


                           COMMODORE HOLDINGS LIMITED


     The section "Description of Securities - Public Warrants" is amended to include the following information:

     Each two Public Warrants entitle the holder to purchase one share of Common Stock at an exercise price of $5.65 per share. The Public Warrants may be exercised only in pairs. The Public Warrants may be redeemed by the Company at any time, at a redemption price of $.05 per Public Warrant upon 25 days prior written notice, provided the average closing bid price of the Common Stock for 20 consecutive trading days ending not more than 15 days prior to the date of any redemption is in excess of 150% of the exercise price of the Public Warrants, which is currently $8.48. The exercise price and redemption threshold for the Public Warrants have been reduced as a result of adjustments for certain events that triggered the anti-dilution provisions in the Public Warrants.